Press Release
For Immediate Publication

Exhibit 99.1

TIW Extends Corporate Credit Facility

Montréal, Canada, December 4, 2002 — Telesystem International Wireless Inc. (“TIW”) is pleased to announce that it has reached an agreement in principle with its lending syndicate to extend the maturity of its senior secured corporate credit facility from December 15, 2002 to June 30, 2003. The amount currently outstanding on the facility is US$ 62.4 million. The extension is conditional on the prepayment of US$ 10 million upon the signing of the definitive agreement, US$ 5 million by December 31, 2002 and US$ 5 million by March 31, 2003. All other terms and conditions of the facility remain substantially unchanged. The agreement is subject to certain formalities and the execution of a definitive agreement.

About TIW

TIW is a leading cellular operator in Central and Eastern Europe with over 3.7 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Cesky Mobil a.s. The Company’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

Media:	Investors:
MARK BOUTET Telesystem International Wireless Inc. Tel.: (514) 673-8406 mboutet@tiw.ca	SERGE DUPUIS Telesystem International Wireless Inc. Tel.: (514) 673-8443 sdupuis@tiw.ca

Our web site address is: www.tiw.ca